UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2019

FIRST INTERSTATE BANCSYSTEM, INC.

(Exact name of registrant as specified in its charter)

Montana	001-34653	81-0331430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 North 31st Street, Billings, Montana	59101
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number (including area code): (406) 255-5390

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

Settlement of Certain Litigation Relating to the Merger

On or about February 8, 2019, a purported individual stockholder of Community 1st Bank (“CMYF”) filed a lawsuit in the Court for the First Judicial District of The State of Idaho, Kootenai County (the “Court”), under the caption Parshall v. Community 1st Bank, et. al., Case No. CV28-19-1063 (the “Action”). The complaint, which was filed as a putative class action and derivative action on behalf of the individual plaintiff and the public stockholders of CMYF, alleges that the proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming a part of the Form S-4 Registration Statement filed by First Interstate BancSystem, Inc. (“First Interstate”) in connection with the proposed merger of CMYF with First Interstate Bank, the wholly-owned subsidiary of First Interstate, does not contain certain information alleged to be material to the CMYF stockholders concerning the proposed merger. The complaint asserts claims against CMYF’s directors for breach of fiduciary duty, and against First Interstate for aiding and abetting the alleged breach of fiduciary duty. The complaint seeks, among other things, injunctive relief against consummation of the merger and additional, allegedly corrective disclosures as well as attorneys’ and expert fees.

Solely to avoid the costs, risks, nuisance and uncertainties inherent in litigation and to allow the CMYF stockholders to vote on the proposals required in connection with the proposed merger with First Interstate Bank at the CMYF special meeting of stockholders to be held on March 27, 2019 (the “Special Meeting”), CMYF hereby supplements the disclosures contained in the Proxy Statement/Prospectus (the “Additional Disclosures”). The Additional Disclosures are set forth below and should be read in conjunction with the Proxy Statement/Prospectus.

In light of the Additional Disclosures, plaintiff has agreed to dismiss the Action with prejudice as to his individual claims and without prejudice to the claims of the members of the putative class. In dismissing the Action, plaintiff has reserved the right to seek an award of attorneys’ fees from the Court.

The agreement to make the Additional Disclosures will not affect the merger consideration to be paid to CMYF’s stockholders or the timing of the Special Meeting.

CMYF and the other defendants, including First Interstate, vigorously deny that the Proxy Statement/Prospectus is deficient in any respect and that the Additional Disclosures are material or required. CMYF and First Interstate believe that the claims asserted in the Action are without merit, and that the Additional Disclosures do not provide information required by the federal securities laws or Idaho law or that is material to the decision of the CMYF stockholders as to how to vote their shares at the Special Meeting. As noted above, the Additional Disclosures are being made solely to eliminate the burden, expense, and nuisance of further litigation, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this document shall be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The following information supplements the Proxy Statement/Prospectus and should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and terms used below have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, CMYF and First Interstate make the following Additional Disclosures:

The disclosure under the heading “DESCRIPTION OF THE MERGER—D.A. Davidson’s Opinion to CMYF’s Board of Directors” is hereby supplemented by revising the fourth bullet on page 33 of the Proxy Statement/Prospectus:

•

financial projections for CMYF for the years ending December 31, 2018 and December 31, 2019 of $1.138 million and $1.787 million, respectively, extrapolated for CMYF for the years ending December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023 based on an assumed annual long-term growth rate assumption of 8.0% as provided by CMYF management, in each case as discussed with and confirmed by senior management of CMYF;

The disclosure under the heading “DESCRIPTION OF THE MERGER—D.A. Davidson’s Opinion to CMYF’s Board of Directors” is hereby supplemented by revising the third bullet on page 33 of the Proxy Statement/Prospectus:

•

certain publicly available analyst earnings estimates for First Interstate for the years ending December 31, 2018 and December 31, 2019 of $179.494 million and $198.899 million, respectively, as extrapolated for First Interstate for the years ending December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023 based on an assumed annual long-term growth rate assumption of 8.0% as provided by First Interstate management, in each case as discussed with and confirmed by senior management of CMYF and First Interstate;

The disclosure under the heading “DESCRIPTION OF THE MERGER – D.A. Davidson’s Opinion to CMYF’s Board of Directors – CMYF Comparable Companies Analysis” is supplemented by adding the table below directly after the Market Performance Multiples table on page 38 of the Proxy Statement/Prospectus:

(CMYF Comparable Company Analysis)

			Financial Condition and Performance									Market Performance Multiples
Company Name	Ticker	State	Assets ($MM)	Loan / Deposit	NPAs / Assets	TCE Ratio	Net Interest Margin	Cost of Deposits	Effic. Ratio	ROATCE	ROAA	Stock Price (10/9/18)	Mkt. Cap. ($MM)	Price Change (LTM)	Price Change (YTD)	Price / MRQ EPS	Price / LTM EPS	TBV Per Share	Dividend Yield
BEO Bancorp	BEOB	OR	$400.4	93.7%	2.48%	8.31%	5.20%	0.23%	66.6%	10.73%	0.88%	$30.00	$35.7	2.6%	-3.4%	10.3x	11.2x	107.1%	2.67%
Clatsop Community Bank	CLAT	OR	$101.9	65.5%	0.00%	10.69%	4.11%	0.17%	73.1%	7.18%	0.80%	$10.30	$10.6	14.4%	0.0%	14.1x	20.4x	101.9%	1.94%
Commencement Bank	CBWA	WA	$332.1	90.2%	0.00%	11.57%	5.28%	0.48%	58.8%	13.95%	1.61%	$16.85	$62.4	27.0%	18.4%	12.4x	18.8x	167.5%	0.00%
Community Financial Group, Inc.	CFGW	WA	$412.7	88.9%	0.04%	8.94%	4.65%	0.06%	68.2%	16.01%	1.37%	$30.00	$45.3	64.8%	38.3%	8.9x	10.5x	135.5%	0.00%
First Sound Bank	FSWA	WA	$135.3	91.5%	5.30%	9.83%	3.28%	0.65%	95.4%	2.76%	0.26%	$0.06	$19.5	-12.7%	-8.8%	NM	NM	138.1%	0.00%
Idaho First Bank	IDFB	ID	$188.1	92.1%	0.67%	9.01%	3.88%	0.76%	91.3%	1.98%	0.19%	$7.19	$21.6	8.9%	0.0%	NM	NM	127.4%	0.00%
Lewis & Clark Bank	LWCL	OR	$187.7	95.9%	0.00%	11.50%	4.85%	0.92%	63.1%	11.32%	1.32%	$39.25	$31.5	30.8%	24.6%	13.0x	18.9x	145.7%	0.76%
Oregon Bancorp, Inc.	ORBN	OR	$224.6	73.1%	0.52%	11.38%	4.91%	0.82%	73.5%	38.29%	4.22%	$24.20	$55.0	72.9%	38.3%	5.4x	8.1x	198.4%	1.65%
Oregon Pacific Bancorp	ORPB	OR	$282.5	84.9%	0.91%	11.12%	4.26%	0.20%	75.7%	8.18%	0.90%	$6.45	$45.0	39.3%	32.2%	17.9x	17.0x	143.0%	0.00%
Pacific West Bank	PWBO	OR	$64.3	95.2%	0.00%	14.46%	4.60%	0.60%	79.5%	5.91%	0.67%	$15.00	$10.6	34.2%	30.4%	23.9x	NM	114.0%	0.00%
People’s Bank of Commerce	PBCO	OR	$326.9	81.4%	0.96%	9.13%	4.19%	0.26%	74.6%	11.64%	1.06%	$13.97	$38.6	16.5%	13.7%	12.0x	15.4x	137.3%	0.00%
Savi Financial Corporation, Inc.	SVVB	WA	$234.4	105.1%	0.32%	12.56%	4.43%	0.76%	74.3%	7.06%	0.92%	$12.10	$207.1	15.2%	15.2%	25.2x	NM	141.1%	0.00%
Summit Bank	SBKO	OR	$382.5	93.3%	0.64%	9.66%	5.70%	0.62%	55.6%	13.37%	1.32%	$16.95	$87.2	32.4%	32.3%	17.7x	22.1x	236.1%	0.00%
Willamette Community Bank	WMCB	OR	$136.1	86.6%	0.42%	13.37%	4.58%	0.31%	90.4%	1.97%	0.25%	$10.05	$18.4	-0.5%	-8.7%	NM	27.1x	101.4%	0.00%

Source: S&P Global Market Intelligence

The disclosure under the heading “DESCRIPTION OF THE MERGER – D.A. Davidson’s Opinion to CMYF’s Board of Directors – First Interstate Comparable Companies Analysis” is supplemented by adding the table below directly after the Market Performance Multiples table on page 39 of the Proxy Statement/Prospectus:

(First Interstate Comparable Analysis)

			Financial Condition and Performance									Market Performance Multiples
Company Name	Ticker	State	Assets ($MM)	Loan / Deposit	NPAs / Assets	TCE Ratio	Net Interest Margin	Cost of Deposits	Effic. Ratio	ROATCE	ROAA	Stock Price (10/9/18)	Mkt. Cap. ($MM)	Price Change (LTM)	Price Change (YTD)	Price / MRQ EPS	Price / LTM EPS	Price / 2018E EPS (1)	Price / 2019E EPS (1)	TBV Per Share	Dividend Yield
Banc of California, Inc.	BANC	CA	$10,319.3	98.6%	0.22%	6.57%	3.01%	1.14%	76.2%	5.84%	0.58%	$18.75	$949.8	-8.8%	-9.2%	26.0x	31.8x	28.2x	15.6x	140.5%	2.77%
Banner Corporation	BANR	WA	$10,379.2	90.1%	0.14%	9.79%	4.39%	0.20%	65.4%	13.34%	1.25%	$61.66	$1,998.0	0.4%	11.9%	15.4x	27.5x	16.4x	14.8x	201.7%	2.47%
Columbia Banking System,	COLB	WA	$12,628.6	81.4%	0.61%	9.71%	4.29%	0.10%	56.0%	15.40%	1.33%	$38.67	$2,833.4	-7.6%	-11.0%	17.0x	18.9x	15.9x	14.2x	246.9%	2.69%
CVB Financial Corp.	CVBF	CA	$8,093.9	73.7%	0.13%	12.05%	3.82%	0.09%	41.6%	14.77%	1.73%	$22.40	$3,142.7	-5.4%	-4.9%	17.5x	20.9x	17.6x	15.3x	257.2%	2.50%
Glacier Bancorp, Inc.	GBCI	MT	$11,897.6	84.3%	0.53%	9.79%	4.17%	0.20%	55.4%	16.18%	1.53%	$44.35	$3,748.3	17.9%	12.6%	21.3x	26.7x	19.9x	18.1x	331.2%	2.34%
Great Western Bancorp, Inc.	GWB	SD	$12,009.0	97.8%	1.12%	9.50%	3.97%	0.69%	45.8%	17.62%	1.55%	$42.25	$2,489.0	5.7%	6.2%	13.5x	16.3x	14.8x	12.7x	232.7%	2.37%
Pacific Premier Bancorp, Inc.	PPBI	CA	$8,158.1	99.5%	0.08%	9.91%	4.41%	0.50%	53.0%	15.48%	1.35%	$37.23	$2,322.8	-7.5%	-6.9%	16.0x	18.3x	15.1x	12.2x	229.7%	0.00%
PacWest Bancorp	PACW	CA	$24,529.6	94.2%	0.42%	9.86%	5.18%	0.36%	39.8%	21.47%	1.93%	$47.99	$5,875.4	-2.3%	-4.8%	13.0x	14.3x	13.0x	12.1x	276.6%	5.00%
Washington Federal, Inc.	WAFD	WA	$15,766.3	101.5%	0.46%	10.83%	3.29%	0.68%	50.6%	12.30%	1.31%	$31.87	$2,662.3	-6.3%	-6.9%	13.1x	13.9x	13.4x	12.3x	159.0%	2.26%
Western Alliance Bancorporation	WAL	AZ	$21,367.5	89.2%	0.29%	9.93%	4.70%	0.46%	42.1%	20.47%	2.02%	$57.47	$6,084.9	8.1%	1.5%	14.5x	16.0x	14.2x	12.5x	290.9%	0.00%

(1)	Earnings per share estimates based on publicly available consensus Street estimates

Source: S&P Global Market Intelligence

The disclosure under the heading “DESCRIPTION OF THE MERGER – D.A. Davidson’s Opinion to CMYF’s Board of Directors – Precedent Transactions Analysis” is supplemented by adding the following tables directly after the Transaction Multiples table on the top of page 42 of the Proxy Statement/Prospectus:

(Precedent Transaction Analysis)

Pacific Northwest Transactions

				Financial Condition and Performance						Transaction Multiples
Announcement Date	Acquirer	Target	Target State	Assets ($MM)	ROAA	ROAE	TCE Ratio	Effic. Ratio	NPAs / Assets	Price /TBV (Per Share)	Price / TBV (Aggregate)	Price / LTM EPS	Tangible Book Premium / Core Deposits
7/17/2018*	FS Bancorp, Inc.	Anchor Bancorp	WA	$480.2	0.36%	2.56%	13.80%	72.0%	1.09%	115.6%	115.6%	NM	3.0%
5/23/2018	Timberland Bancorp, Inc.	South Sound Bank	WA	$186.9	0.78%	5.69%	12.74%	68.6%	0.40%	154.9%	154.9%	27.3x	8.7%
3/08/2018	Heritage Financial Corporation	Premier Commercial Bancorp	OR	$400.5	0.85%	8.63%	9.97%	65.1%	0.74%	223.2%	223.5%	26.3x	17.7%
6/26/2017	BayCom Corp.	Plaza Bank	WA	$69.7	1.30%	11.23%	12.69%	94.6%	2.24%	119.0%	120.3%	11.5x	4.6%
3/23/2017	Northwest Bancorporation, Inc.	CenterPointe Community Bank	OR	$131.1	0.74%	7.99%	9.58%	73.2%	0.00%	122.0%	122.8%	15.6x	2.5%
4/26/2016	Pacific Continental Corporation	Foundation Bancorp, Inc.	WA	$422.4	-0.46%	-4.36%	11.07%	85.0%	2.29%	141.0%	141.0%	NM	5.3%
4/26/2016	Cascade Bancorp	Prime Pacific Financial Services	WA	$127.1	1.25%	12.02%	12.39%	68.8%	1.40%	108.9%	108.9%	11.3x	2.5%

*	Indicates the transaction was pending as of 10/9/2018

Source: S&P Global Market Intelligence

Nationwide Transactions

				Financial Condition and Performance						Transaction Multiples
Announcement Date	Acquirer	Target	Target State	Assets ($MM)	ROAA	ROAE	TCE Ratio	Effic. Ratio	NPAs / Assets	Price / TBV (Per Share)	Price / TBV (Aggregate)	Price / LTM EPS	Tangible Book Premium / Core Deposits
8/13/2018*	BayCom Corp	Bethlehem Financial Corporation	NM	$156.8	0.68%	5.82%	10.26%	74.1%	1.63%	146.2%	146.2%	23.9x	5.9%
7/24/2018*	Summit Financial Group, Inc.	Peoples Bankshares, Inc.	WV	$131.0	0.64%	4.18%	15.84%	65.7%	0.03%	122.3%	122.3%	32.8x	4.8%
7/11/2018*	River Financial Corporation	PSB Bancshares, Inc.	AL	$191.5	0.73%	5.67%	9.30%	62.9%	0.16%	171.2%	171.2%	32.6x	8.3%
6/27/2018*	SmartFinancial, Inc.	Foothills Bancorp, Inc.	TN	$214.6	0.83%	8.41%	9.92%	61.2%	0.00%	175.9%	175.9%	26.2x	10.1%
6/20/2018*	SB One Bancorp	Enterprise Bank N.J.	NJ	$243.7	0.81%	6.25%	12.45%	55.0%	1.07%	148.3%	161.4%	24.4x	16.1%
6/13/2018	Merchants Bancorp	FM Bancorp, Inc.	IL	$114.6	0.89%	7.52%	13.21%	61.7%	1.05%	144.7%	144.7%	23.4x	8.0%
6/12/2018	Equity Bancshares, Inc.	City Bank and Trust Company	OK	$172.5	0.87%	7.86%	7.79%	66.6%	0.21%	140.9%	140.9%	13.0x	4.8%
5/31/2018	Orrstown Financial Services, Inc.	Mercersburg Financial Corporation	PA	$184.0	0.50%	4.48%	11.21%	76.3%	0.23%	156.0%	156.0%	35.7x	8.5%
5/23/2018	Timberland Bancorp, Inc.	South Sound Bank	WA	$186.9	0.78%	5.69%	12.74%	68.6%	0.40%	154.9%	154.9%	27.3x	8.7%
4/19/2018*	Premier Financial Bancorp, Inc.	First Bank of Charleston, Inc.	WV	$189.2	0.59%	4.97%	9.01%	57.1%	1.78%	163.9%	163.9%	25.3x	16.6%
3/14/2018	Plains Bancshares, Inc.	Sixth Bancshares, Inc.	KS	$104.9	0.55%	5.58%	8.27%	72.2%	0.06%	166.3%	166.3%	29.0x	9.2%
2/22/2018	Bank of Southern California, NA	Americas United Bank	CA	$235.2	0.76%	6.37%	12.20%	66.0%	0.25%	146.0%	158.8%	24.5x	7.3%
1/29/2018	Guaranty Bancshares, Inc.	Westbound Bank	TX	$228.0	0.75%	6.68%	7.84%	65.4%	0.00%	191.7%	191.7%	21.6x	12.3%
12/22/2017	Community Bancorp, Inc.	Shelbank Corporation	MO	$139.0	0.69%	7.31%	7.49%	75.2%	0.10%	158.8%	158.6%	20.4x	6.0%
12/18/2017	Equity Bancshares, Inc.	Adams Dairy Bancshares, Inc.	MO	$126.7	0.87%	9.24%	7.99%	63.6%	1.52%	158.4%	158.4%	16.5x	8.0%
12/12/2017	SmartFinancial, Inc.	Tennessee Bancshares, Inc.	TN	$243.9	0.94%	9.25%	8.57%	59.0%	0.59%	153.2%	153.2%	14.8x	8.9%
11/14/2017	Investor group	Bancorp of Lexington Inc.	KY	$263.1	0.82%	7.99%	10.62%	65.8%	0.00%	149.6%	149.6%	20.1x	11.8%

*	Indicates the transaction was pending as of 10/9/2018

Source: S&P Global Market Intelligence

Nationwide Stock Transactions

				Financial Condition and Performance						Transaction Multiples
Announcement Date	Acquirer	Target	Target State	Assets ($MM)	ROAA	ROAE	TCE Ratio	Effic. Ratio	NPAs / Assets	Price / TBV (Per Share)	Price / TBV (Aggregate)	Price / LTM EPS	Tangible Book Premium / Core Deposits
6/20/2018*	SB One Bancorp	Enterprise Bank N.J.	NJ	$243.7	0.81%	6.25%	12.45%	55.0%	1.07%	148.3%	161.4%	24.4x	16.1%
3/01/2018	Parkway Acquisition Corp.	Great State Bank	NC	$138.7	0.34%	3.73%	8.56%	72.6%	0.95%	119.1%	119.1%	32.0x	2.6%
12/21/2017	LCNB Corp.	Columbus First Bancorp, Inc.	OH	$333.4	0.82%	8.62%	9.29%	65.4%	0.12%	216.1%	216.1%	27.5x	21.2%
12/15/2017	Amalgamated Bank	New Resource	CA	$353.1	0.58%	5.50%	11.96%	76.7%	0.08%	135.1%	138.6%	28.4x	5.8%
12/12/2017	SmartFinancial, Inc.	Tennessee Bancshares, Inc.	TN	$243.9	0.94%	9.25%	8.57%	59.0%	0.59%	153.2%	153.2%	14.8x	8.9%
12/04/2017	Independent Bank Corporation	TCSB Bancorp, Inc.	MI	$346.9	0.82%	7.96%	8.69%	67.2%	1.45%	210.1%	210.1%	24.7x	12.7%

*	Indicates the transaction was pending as of 10/9/2018

Source: S&P Global Market Intelligence

The first paragraph in the section entitled “DESCRIPTION OF THE MERGER—D.A. Davidson’s Opinion to CMYF’s Board of Directors—Net Present Value Analysis for CMYF” beginning on page 42 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

D.A. Davidson performed an analysis that estimated the net present value per share of CMYF common stock under various circumstances. The analysis assumed: (1) CMYF performed in accordance with CMYF management’s financial forecasts for the years ending December 31, 2018 and December 31, 2019; and (2) an estimated long-term growth rate of 8% for the years thereafter, as discussed with and confirmed by CMYF management based on CMYF’s historical performance and management’s future expectations based on their professional judgment. To approximate the terminal value of CMYF common stock at December 31, 2023, D.A. Davidson applied price to earnings multiples ranging from 12.0x to 24.0x and multiples of tangible book value ranging from 130.0% to 180.0%, which were based on comparable companies and D.A. Davidson’s professional judgment. The income streams and terminal values were then discounted to present values using different discount rates ranging from 13.00% to 18.00%, based on comparable companies and D.A. Davidson’s professional judgement, and chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CMYF’s common stock. In evaluating the discount rate, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and the published Duff & Phelps Size Premium.

The first paragraph in the section entitled “Description of The Merger—D.A. Davidson’s Opinion to CMYF’s Board of Directors—Illustrative Net Present Value Analysis for CMYF” beginning on page 43 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

For illustrative purposes, D.A. Davidson performed an analysis that estimated the net present value per share of CMYF common stock if reinvested in First Interstate, under various circumstances, including the impact of the merger with First Interstate. The analysis assumed (1) CMYF performed in accordance with management budget for the years ending December 31, 2018 and December 31, 2019, (2) an estimated long-term growth rate of 8% for the years thereafter, as discussed with and confirmed by CMYF management based on CMYF’s historical performance and management’s future expectations based on their professional judgment and (3) the pro forma financial impact of the merger with First Interstate including the cost savings estimates, purchase accounting adjustments and estimated transaction expenses, as discussed with and confirmed by CMYF and First Interstate managements. The analysis also assumed (1) First Interstate performed in accordance with publicly available consensus Street estimates for the years ending December 31, 2018 and December 31, 2019, and (2) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by CMYF and First Interstate management. To approximate the terminal value of CMYF common stock at December 31, 2023, D.A. Davidson applied price to earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 180.0% to 280.0% in both cases the valuation multiples were based on comparable companies and D.A. Davidson’s professional judgment. The income streams and terminal values were then discounted to present values using different discount rates ranging from 7.90% to 12.90%, based on comparable companies and D.A. Davidson’s professional judgement, and chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CMYF’s common. In evaluating the discount rate, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and the published Duff & Phelps Size Premium. In evaluating the pro forma net present value, D.A. Davidson also used the following merger assumptions provided by First Interstate:

•	Cost savings of 45.0% of CMYF’s non-interest expense, with 100% of the cost savings realized in 2020;

•	Total pre-tax transaction expenses of $2.5 million;

•	$2.4 million in core deposit intangibles, amortized using sum of the years’ digits over 10 years; and

•	A $2.1 million total loan mark.

The first paragraph in the section entitled “Description of The Merger—D.A. Davidson’s Opinion to CMYF’s Board of Directors—Financial Impact Analysis” on pages 44-45 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

D.A. Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of CMYF and First Interstate. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of First Interstate. In the course of this analysis, D.A. Davidson used the publicly available consensus Street estimates for First Interstate for the years ending December 31, 2018 and December 31, 2019, as shown below, and used management’s budget for CMYF for the years ending December 31, 2018 and December 31, 2019 provided by CMYF management.

	2018	2019
First Interstate Net Income Earnings Estimates (In thousands)	$179,494	$198,899
First Interstate Earnings Per Share Estimates	$2.96	$3.28

In evaluating the Financial Impact Analysis, D.A. Davidson also used the following merger assumptions provided by First Interstate;

•	Cost savings of 45.0% of CMYF’s non-interest expense, with 100% of the cost savings realized in 2020;

•	Total pre-tax transaction expenses of $2.5 million;

•	$2.4 million in core deposit intangibles, amortized using sum of the years’ digits over 10 years; and

•	A $2.1 million total loan mark.

This analysis indicated that the merger is expected to be at least $0.01 accretive to First Interstate’s estimated earnings per share beginning in 2019, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be approximately $0.04 accretive to tangible book value per share for First Interstate and that First Interstate would maintain capital ratios in excess of those required for First Interstate to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by CMYF and First Interstate prior to and following the merger will vary from the projected results, and the variations may be material.

The last paragraph in the section entitled “DESCRIPTION OF THE MERGER—D.A. Davidson’s Opinion to CMYF’s Board of Directors—Financial Impact Analysis” on page 45 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

D.A. Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. D.A. Davidson acted as financial advisor to CMYF in connection with, and participated in certain of the negotiations leading to, the merger. D.A. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, D.A. Davidson and its affiliates may provide such services to CMYF, First Interstate and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of CMYF and First Interstate for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. CMYF selected D.A. Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on March 19, 2018, CMYF engaged D.A. Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, CMYF agreed to pay D.A. Davidson a cash fee of $50,000 concurrently with the rendering of its fairness opinion. CMYF will pay to D.A. Davidson at the time of closing of the merger a contingent cash fee equal to 1.50% of the value of the aggregate consideration to be received by the holders of CMYF common stock and CMYF stock options. CMYF has also agreed to reimburse D.A. Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify D.A. Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. D.A. Davidson may provide investment banking services to the combined company in the future and may receive future compensation. Except as provided above, D.A. Davidson has not provided any investment banking or advisory services to CMYF, First Interstate and their respective affiliates during the past three years.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the proposed merger between First Interstate, First Interstate Bank and CMYF, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the proposed merger; (2) First Interstate’s, First Interstate Bank’s and CMYF’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of First Interstate, First Interstate Bank and CMYF may not be combined successfully, or such combination may take longer than expected; the cost savings from the proposed merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the proposed merger may be greater than expected; governmental approvals of the proposed merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the proposed merger or otherwise; the stockholders of CMYF may fail to approve the proposed merger; credit and interest rate risks associated with First Interstate’s, First Interstate Bank’s and CMYF’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in First Interstate’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Interstate, First Interstate Bank or CMYF or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, First Interstate, First Interstate Bank and CMYF do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, First Interstate has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CMYF and a prospectus of First Interstate, and First Interstate will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CMYF are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by First Interstate with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Interstate may be obtained free of charge at its website at www.fibk.com or by contacting First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59116, Attention: Marcy Mutch, Chief Financial Officer, telephone 406-255-5312.

First Interstate, First Interstate Bank and CMYF and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of CMYF’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the preliminary proxy statement for First Interstate’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 1, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST INTERSTATE BANCSYSTEM, INC.

Date: March 18, 2019	By:	/s/ Kevin P. Riley
Kevin P. Riley
President and Chief Executive Officer